Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts – Independent Registered Public Accounting Firms" in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of Alpha Natural Resources, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees by subsidiary guarantors, warrants, purchase contracts, and units, and to the incorporation by reference therein of our report dated March 2, 2009, with respect to the consolidated financial statements and schedule of Foundation Coal Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

        /s/ Ernst and Young LLP

Baltimore, Maryland

March 15, 2010